                                                           EXHIBIT 99.17(a)(2)
                                                            (COMPOSITE COPY)


                              THE BANK OF NEW YORK
                                 One Wall Street
                            New York, New York 10286

                       THE BANK OF NEW YORK COMPANY, INC.
                                 One Wall Street
                            New York, New York 10286

                            BNY CAPITAL MARKETS, INC.
                                 One Wall Street
                            New York, New York 10286


                                                                   May 15, 1998

BTV Acquisition Corporation
1900 W Place, N.E.
Washington D.C.  20018
Attention:  Robert L. Johnson

Gentlemen/Ladies:

     Based upon recent discussions between The Bank of New York (the "Bank"), The Bank of New York Company, Inc. ("BNYCO") and BNY Capital Markets, Inc. ("BNY Capital Markets") (each a "BNY Group Member" and, collectively, the "BNY Group"), and you, and relying upon the information which you have previously provided to the BNY Group, (i) the Bank is pleased to confirm its willingness to act as administrative agent for a proposed $625,000,000 senior secured revolving credit and term loan facilities (collectively, the "Facility") for BTV Acquisition Corporation, a Delaware corporation (the "Company"), for the purpose of financing the acquisition, through a merger (the "Acquisition"), of the Company into BET Holdings, Inc., a Delaware corporation ("BET Holdings"), (ii) BNYCO is pleased to confirm its willingness to participate up to the full amount in the Facility, and (iii) BNY Capital Markets is pleased to confirm its willingness to be the sole arranger of the Facility and syndicate the Facility, in each case subject to the conditions set forth in this Commitment Letter. The Facility would be provided pursuant to a credit agreement which would contain terms, conditions of lending, funding and yield protections, representations and warranties, covenants, events of default and other provisions customary for facilities of this size, type and purpose, including, without limitation, the terms and conditions set forth on the Summary of Proposed Terms and Conditions attached hereto (the "Term Sheet"). This Commitment Letter, the fee letter, dated the date hereof, from the Bank Group to the Company (the "Fee Letter"), and the Term Sheet are sometimes hereinafter referred to collectively as the "Commitment Documents".

     The Bank's willingness to act as administrative agent for the Facility, BNYCO's willingness to participate in the Facility, and BNY Capital Markets willingness to arrange the Facility are subject to (i) the negotiation and execution of a credit agreement (as described above) and related documents that are satisfactory in form and substance to the BNY Group, the Company and their respective counsel, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, assets, properties, prospects, operations, performance or current capital structure of the Company, BET Holdings, BET Television, Inc., BET Satellite Services, Inc. or any of the direct or indirect subsidiaries of BET Holdings from that described to the BNY Group in the information previously delivered to the BNY Group, (iii) verification by the BNY Group of the information you have previously provided to the BNY Group, (iv) the satisfaction of the BNY Group and its counsel with their legal due diligence concerning the Acquisition and the Company, BET Holdings, BET Television, Inc., BET Satellite Services, Inc. and the direct and indirect subsidiaries of BET Holdings and such legal matters relating to aspects of their business that the BNY Group or its counsel chooses to investigate, (v) the absence of any change or proposed change in law that could materially and adversely affect the Facility, the Acquisition or the economic consequences thereof and (vi) the absence of any material adverse change in the financial markets and in the market for senior debt financing.

     By executing this Commitment Letter, you agree to indemnify and hold harmless the Bank in its capacity as administrative agent, each of the participating lenders (including BNYCO), BNY Capital Markets and each of their respective officers, directors, employees, affiliates, agents and controlling persons (each an "Indemnified Party") from and against any and all losses, claims, damages and liabilities to which any such Indemnified Party may become subject arising out of or in connection with any claim, litigation, investigation or proceeding made or commenced by or on behalf of any person (other than the Company) relating to the Commitment Documents, the Facility (including the use of the proceeds thereof), the Acquisition or any related transaction, whether or not any Indemnified Party is a party thereto, and to reimburse each Indemnified Party upon demand for all legal and other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or related expenses to the extent arising from the willful misconduct or gross negligence of such Indemnified Party.

     By executing this Commitment Letter, you agree with the BNY Group as follows: (i) neither the Company nor the BNY Group will make any claim against
(a) any Indemnified Party, in the case of the Company, and (b) the Company or any of its officers, directors, employees, affiliates, agents or controlling persons, in the case of the BNY Group, in each case for any special, indirect or consequential damages in respect of any breach or wrongful conduct (whether the claim therefor is based on contract, tort or duty imposed by law) in connection with, arising out of, or in any way related to, the transactions contemplated and the relationship established by the Commitment Documents, or any act, omission or event occurring in connection therewith, and (ii) each of the Company and the BNY Group waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected, to exist in its favor.

     You acknowledge that each BNY Group Member may have shared, and may in the future share, in accordance with its standard procedures regarding confidentiality, nonpublic information concerning the Company, BET Holdings, Inc., BET Television, Inc., BET Satellite Services, Inc., and their respective affiliates with each other and with their other affiliates. By your execution of this Commitment Letter, you consent and agree to such sharing.

     You agree that the Commitment Documents are for your confidential use only and will not, without the prior consent of the BNY Group, be disclosed by you or any of your representatives to any person other than your accountants, attorneys and other advisors, and then only in connection with the transactions contemplated hereby and only on a confidential basis, except that, following your acceptance of the Commitment Documents, you may make such disclosures of the terms and conditions hereof as you are required by law to make.

     The BNY Group and you shall each have the right to review and approve all public announcements and filings relating to the transactions contemplated hereby that refer, directly or indirectly, to the other or to the Commitment Documents before they are made (such approval not to be unreasonably withheld), provided that you and BET Holdings may name us and make reference to factual matters concerning us in a press release and filings made by you in connection with the Acquisition and may file a copy of this Commitment Letter and the Term Sheet as may be required by law.

     The Commitment Documents shall not be assignable by you and may not be amended or any provision thereof waived or modified except by a document in writing signed by you and the BNY Group.

     You hereby knowingly, voluntarily and intentionally waive any right you may have to a trial by jury in respect of any litigation arising out of, under or in connection with the Commitment Documents or the transactions contemplated thereby.

     The Commitment Documents shall automatically expire if not accepted by you on or before 11:59 P.M. (New York City time) on the date hereof. Please indicate your acceptance of the Commitment Documents and your agreement to the terms thereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them to the Bank. By so doing, you will be deemed to have agreed as follows:

     A. You (i) will provide sufficient information, in form and substance acceptable to the BNY Group, for the preparation of an information package describing the Facility, the Acquisition and the Company, BET Holdings, BET Television, Inc., BET Satellite Services, Inc. and the direct and indirect subsidiaries of BET Holdings, (ii) consent to the establishment by BNY Capital Markets of a syndicate of, and the distribution by BNY Capital Markets (on a confidential basis) of the aforesaid information package and other information to, interested lenders, and (iii) will (and will cause your management, and will use your best reasonable efforts to cause the management of BET Holdings, to) take an active role in the syndication process (including, without limitation, cooperating in the establishment of a group of co-agents and co-documentation agents, attending bank meetings and holding yourselves available to answer questions during the syndication process);

     B. Neither the Company, BET Holdings, BET Television, Inc., BET Satellite Services, Inc. nor any of the direct or indirect subsidiaries of BET Holdings will, prior to the date of closing of the Facility, syndicate or privately place any debt or credit facilities which, in the reasonable opinion of BNY Capital Markets, might have a detrimental effect on the syndication of the Facility; and

     C. You will pay all out-of-pocket fees and expenses incurred by the BNY Group in connection with the syndication of, and the negotiation and preparation of the Commitment Documents and the loan documentation relating to, the Facility (including, without limitation, costs and expenses in connection with the BNY Group's due diligence investigations and fees and expenses of the BNY Group's counsel), whether or not the loan documentation is finalized or the syndication is completed and whether or not the Facility is extended or other financial accommodations are made, and regardless of the reasons for which such documentation is not finalized or the syndication is not completed or the Facility is not extended or other financial accommodations are not made.

     Even if accepted in accordance with the provisions of the previous paragraph, the obligations of the BNY Group under this Commitment Letter shall expire and terminate automatically, without further act or condition and regardless of cause or circumstance, if loan documentation satisfactory in form and substance to the BNY Group, the Company and their respective counsel is not executed on or before September 30, 1998.

     The Commitment Documents set forth the entire understanding of the parties hereto as to the scope of the obligations of the parties thereto and supersede all prior agreements, representations and understandings, if any, relating to the subject matter thereof.

     The Commitment Documents shall be governed by, and construed in accordance with, the laws of the State of New York.


                                            Very truly yours,


                                            THE BANK OF NEW YORK


                                            By:  /s/  Wade E. Layton
                                          Name:  Wade E. Layton
                                         Title:  Vice President


                                            THE BANK OF NEW YORK COMPANY,
                                            INC.


                                            By:  /s/  Brendan T. Nedzi
                                          Name:  Brendan T. Nedzi
                                         Title:  Authorized Signer


                                            BNY CAPITAL MARKETS, INC.


                                            By:  /s/  Jeffrey D. Landau
                                          Name:  Jeffrey D. Landau
                                         Title:  Managing Director

Accepted and agreed:


BTV ACQUISITION CORPORATION


   By:  /s/  Robert L. Johnson
        ---------------------
 Name:  Robert L. Johnson
Title:  President

                     BLACK ENTERTAINMENT TELEVISION, INC.

                   SUMMARY OF PROPOSED TERMS AND CONDITIONS

                                 May 15, 1998


Borrower:               BTV Acquisition Corporation (a newly formed entity
                        wholly-owned by Robert L. Johnson (approximately 66% on a fully diluted basis as of the Closing Date, subject to slight adjustments for stock options owned by members of management) and Liberty Media Corporation (approximately
                        34% on a fully diluted basis as of the Closing Date, subject to slight adjustments for stock options owned by members of management), which will merge with BET
                        Holdings, Inc. ("BET Holdings") at or prior to the Closing Date (defined below), with BET Holdings as the survivor. Immediately after the Closing Date, Black
                        Entertainment Television, Inc. ("BET") will replace, and assume all of the obligations and liabilities of, BTV
                        Acquisition Corporation as the Borrower.

Guarantors:             BET Holdings, BET Satellite Services, Inc. and all of
                        the direct and indirect wholly-owned subsidiaries of the Borrower at closing and in the future.

Guaranty:               The Guarantors shall provide full and unconditional
                        guarantees of all obligations under the Facilities.

Facilities:             Up to $625.0 million of senior secured credit facilities
                        comprised of the following:

                        1. $325.0 million reducing revolving facility (the
                           "Revolver"), including a $25.0 million sublimit for standby letters of credit issued by the Letter of Credit Issuer, in which the Lenders shall participate pro rata based upon their Revolver commitments (the "L/C Sublimit");

                        2. $175.0 million term loan ("Term Loan A"); and

                        3. $125.0 million term loan ("Term Loan B").

Arranger:               BNY Capital Markets, Inc.

Administrative Agent:   The Bank of New York ("BNY" or the "Agent").

Syndication Agent:      BNY.

Co-Documentation
Agents:                 To be determined.


Black Entertainment Television, Inc.                               Confidential

Lenders: BNY, the Co-Documentation Agents and a syndicate of financial institutions.

Letters of Credit:        All letters of credit issued under the L/C Sublimit
                          shall be in form and substance satisfactory to the Letter of Credit Issuer.

Letter of Credit
Issuer:                   BNY.

Anticipated Closing
Date:                     July 31, 1998.

Final Maturity:           1.       Revolver - June 30, 2005.
                          2.       Term Loan A - June 30, 2005.
                          3.       Term Loan B - June 30, 2006.

Use of Proceeds:          As follows: (i) to finance the acquisition (the "Share
                          Acquisition") of 100% of the Class A shares of BET
                          Holdings which are not owned by Robert L. Johnson and/or Liberty Media Corporation ("Liberty") by BTV
                          Acquisition Corporation, (ii) to pay Share Acquisition expenses, (iii) for general corporate purposes, including the repurchase of employee owned stock options ("Employee Options"), (iv) to make one or more advances to Robert L. Johnson not to exceed $35.0 million in the aggregate (the "Johnson Loans"), and
                          (v) to refinance certain existing indebtedness of the Borrower including the Aetna senior secured notes.

Security:                 The Facilities will be secured by a first priority
                          security interest in (i) all of the stock of BET and its subsidiaries and (ii) all intercompany notes owed to BET and/or the Guarantors.

Interest Rates:           Loans would bear interest, at the option of the
                          Borrower, at a rate per annum equal to either: (a)
                          LIBOR (adjusted for actual reserves) for interest periods of 1, 2, 3 or 6 months plus the Applicable
                          Margin or (b) the Alternate Base Rate plus the
                          Applicable Margin.

                          The Alternate Base Rate is defined as the greater of the following:

                          (a) BNY's prime commercial lending rate as publicly announced from time to time; or

                          (b) 0.50% plus the federal funds rate (as published by the Federal Reserve Bank of New York).

Letter of Credit
Fees: For each Letter of Credit, a fee will be payable quarterly in arrears to the Administrative Agent, for the pro rata account of the Lenders, on the average daily maximum amount available to be drawn under such Letter of Credit, calculated from the date of issuance thereof to the date of expiration thereof on the basis of the actual


Black Entertainment Television, Inc.                                Confidential
                          number of days elapsed over a 360 day year, at a rate per annum equal to the Applicable Margin for LIBOR borrowings under the Revolver. In addition to the Letter of Credit Fees, the Borrower agrees to pay to the Letter of Credit Issuer, for its own account, its standard fees and charges customarily charged to customers similar to the Borrower with respect to any Letter of Credit.

Applicable Margins:       The Applicable Margin will be based upon the Total
                          Leverage Ratio, which is defined as the ratio of (i) total debt of BET Holdings and its subsidiaries on a consolidated basis (including capitalized leases)
                          ("Total Debt") to (ii) EBITDA.

                          "EBITDA" means earnings of the Borrower and its Media Subsidiaries (defined below) on a consolidated basis after the amortization of programming rights and payments to BET Holdings' shareholders other than payments of Incentive/Service Compensation (defined in item 7 under Covenants), but before interest, taxes, depreciation, Incentive/Service Compensation, and amortization of goodwill and other intangibles, in each case of the Borrower and its subsidiaries on a consolidated basis, for the immediately preceding four fiscal quarters; provided, however, that EBITDA shall be adjusted to exclude EBITDA attributable to the subsidiaries of the Borrower which do not have a positive EBITDA for the period for which EBITDA is being measured (the "Non-Cash Flow Subsidiaries of BET"). "Media Subsidiaries" means the cable programming and publishing subsidiaries of BET Holdings.

                          The following shall apply in regards to EBITDA: for the period from: (i) the Closing Date through the date that financial statements are required to be delivered for the quarter ended July 31, 1998, EBITDA shall be EBITDA for the quarter ended April 30, 1998 times four, (ii) subsequently, and until the date that financial statements are required to be delivered for the quarter ended October 31, 1998, EBITDA shall be EBITDA for the two fiscal quarters ended July 31, 1998 times two, (iii) subsequently, and until the date that financial statements are required to be delivered for the quarter ended January 31, 1999, EBITDA shall be EBITDA for the three fiscal quarters ended October 31, 1998 times four divided by 3 and (iv) subsequently, and until the date that financial statements are required to be delivered for the quarter ended April 30, 1999, EBITDA shall be EBITDA for the four fiscal quarters ended January 31, 1999.


Black Entertainment Television, Inc.                               Confidential

Applicable Margin For
The Revolver, Letters
of Credit & Term
Loan A

                                                Applicable     Applicable
                Total Leverage Ratio            ABR Margin    LIBOR Margin
                  x greater than or
                  equal to 6.50                   0.500%          1.750%

                  6.00 less than or equal to
                  x less than 6.50                0.250%          1.500%

                  5.50 less than or equal to
                  x less than 6.00                0.125%          1.375%

                  5.00 less than or equal to
                  x less than 5.50                0.000%          1.000%

                  4.50 less than x
                  less than 5.00                  0.000%          0.875%

                  4.00 less than or equal to
                  x less than 4.50                0.000%          0.625%

                  2.00 less than or equal to
                  x less than 4.00                0.000%          0.500%

                  x less than 2.00                0.000%          0.375%


                  Applicable Margin For
                  Term Loan B

                                                Applicable     Applicable
                  Total Leverage Ratio          ABR Margin    LIBOR Margin

                  x greater than or equal to
                  6.50                            0.750%          2.000%

                  6.00 less than or equal to
                  x less than 6.50                0.625%          1.875%

                  5.50 less than or equal to
                  x less than  6.00               0.500%          1.750%

                  x less than 5.50                0.250%          1.500%

                  Notwithstanding the foregoing, for the six month period following the Closing Date, the Total Leverage Ratio shall be deemed to be greater than 6.5:1.0 for purposes of determining the Applicable Margin.

Mandatory
Commitment
Reductions and
Prepayments:      Commitments under the Facilities shall be permanently reduced by the following:

                  1. 100% of the net cash proceeds (after estimated cash taxes)
                     received from permitted Dispositions (defined in item 5 under Covenants) in excess of $10.0 million.

                  2. 100% of the net cash proceeds received from any equity
                     issuances other than certain exceptions to be determined.

Commitment Fee:   When the Total Leverage Ratio is greater than or equal to 4.50 to 1.00, 0.375% per annum on the unused portion of the Revolver. When the Total Leverage Ratio is less than 4.50 to
                  1.00, 0.25%


Black Entertainment Television, Inc.                                Confidential
                    per annum on the unused portion of the Revolver. The Commitment Fee will be payable quarterly in arrears and calculated on the basis of the actual number of days elapsed over a 360-day year.

Scheduled
Commitment
Reduction and
Term Loan
Amortization
Schedule:           1. The commitment under the Revolver shall be reduced and
                       Term Loan A shall amortize in equal quarterly installments commencing July 31, 1999 according to the following table:


                                           Revolver      Term Loan A
                          Fiscal Year     Reductions     Amortization
                              1999           0.00%           0.00%
                              2000          10.00%          10.00%
                              2001          15.00%          15.00%
                              2002          15.00%          15.00%
                              2003          15.00%          15.00%
                              2004          20.00%          20.00%
                              2005          25.00%          25.00%

                    2. Term Loan B - $1.0 million per year until Final Maturity.

Borrowings:         Borrowings will be available upon three business days
                    written notice for LIBOR loans and upon the same business day written notice for ABR loans. Drawings for LIBOR loans and ABR loans to be in minimum amounts of $1,000,000 and $500,000, respectively, and in integral multiples of $500,000 and $100,000, respectively.

Interest Payments:  Interest on ABR borrowings based on BNY's prime commercial lending rate will be payable quarterly in arrears and calculated on the basis of the actual number of days elapsed over a 365(6) day year. Interest on ABR borrowings based on the federal funds rate will be payable quarterly in arrears and calculated on the basis of the actual number of days elapsed over a 360 day year.

                    Interest on LIBOR borrowings will be payable in arrears at
                    (i) the end of each applicable interest period and (ii) in the case of a period longer than three months, every three months. Interest on LIBOR borrowings will be calculated on the basis of the actual number of days elapsed over a 360 day year.

Default Rate:       During the continuance of any payment Event of Default, all
                    Applicable Margins will increase by 2.00% per annum.


Black Entertainment Television, Inc.                                Confidential

Conditions Precedent:    Usual and customary for credit facilities of this size,
                         type and purpose including, without limitation:

                         1. No material adverse change in the financial
                            condition, operations, business or prospects of the Borrower or the Guarantors, individually or taken as a whole, since 1/31/98.

                         2. The Borrower and the Guarantors shall deliver such
                            financial statements and other information as the Agent shall require, all of which shall be in all respects reasonably satisfactory to the Agent.

                         3. No material undisclosed liabilities (contingent or
                            otherwise) including, without limitation, pension liabilities, post-retirement healthcare benefits and litigation.

                         4. Absence of material litigation.

                         5. Receipt of financial projections reasonably
                            satisfactory to the Agent in all respects.

                         6. The Share Acquisition shall be consummated in a
                            manner satisfactory to the Agent and its counsel.

                         7. Cancellation of, and repayment of all obligations
                            under, the existing credit facility.

Representations
and Warranties:          Usual and customary for credit facilities of this size,
                         type and purpose (including compliance with Regulation
                         U of the Board of Governors or the Federal Reserve
                         System).

Covenants:               Usual and customary for credit facilities of this size,
                         type and purpose, including, without limitation, the following covenants which shall apply to both the Borrower and the Guarantors:

                         1. Delivery of (i) unaudited quarterly consolidated and
                            consolidating (reflecting the Borrower and its subsidiaries as an entity) financial statements of BET Holdings within 60 days after the end of each fiscal quarter and (ii) audited annual consolidated and unaudited annual consolidating financial statements of BET Holdings within 120 days after the end of each fiscal year.

                         2. Limitation on indebtedness (including guarantees and
                            contingent obligations). Permitted indebtedness shall include (i) certain existing debt, (ii) existing capitalized leases, (iii) intercompany debt owed, and (iv) additional indebtedness in amounts to be agreed upon by the Borrower and the Agent.


Black Entertainment Television, Inc.                                Confidential

                          3. Limitation on liens. Permitted liens shall include
                             usual and customary liens.

                          4. Limitation on mergers and consolidations.

                          5. Prohibition on sales, assignments, transfers and
                             other dispositions other than those of the type described in each of the following clauses (i) and
                             (ii) ("Dispositions"): (i) sales, assignments, transfers and other dispositions which are made in the ordinary course of business, and (ii) sales, assignments, transfers and other dispositions of assets which are obsolete or no longer useful in the conduct of business; provided, however, that so long as no default or Event of Default would exist before and after giving effect thereto, the Borrower may make Dispositions, provided that the EBITDA attributable to all assets subject to a Disposition during the life of the Facilities shall not exceed 10% of the EBITDA of the Borrower. Compliance with this basket shall be determined by aggregating the calculated percentage associated with each Disposition. Dispositions of assets of Non-Cash Flow Subsidiaries or non Media Subsidiaries shall be permitted and not constitute usage of this 10% basket, so long as no default or Event of Default would exist before or after giving effect thereto.

                          6. While the Total Leverage Ratio Covenant is greater
                             than 4.50x, the total amount of all investments (which shall include operating losses and capital expenditures in non Media Subsidiaries, but shall exclude the Johnson Loans), and all acquisitions, shall not exceed $75 million in the aggregate over the life of the Facilities (the "Investment Basket"). The following pending investments shall not be included in the calculation of the Investment Basket: (1) $5.0 million in Urban City Foods, (2) $4.0 million in CyberSonics Records; and
                             (3) $1.0 million in BET Studios. When the Total Leverage Ratio Covenant is 4.50x or less, such limitations shall not apply. Short term investments in cash equivalents shall not be considered investments for purposes of this covenant.

                         7. Prohibition on fees and other amounts (other than base salary, bonuses, fringe benefits, and other arms-length service arrangement compensation) payable to Robert L. Johnson or Liberty ("Incentive/Service Compensation"), except that (i) the Borrower may obligate itself to pay any Incentive/Service Compensation in respect of any year from and after the Closing Date in an amount not to exceed $6.0 million (subject to annual increases beginning with the second full year after the Closing Date equal to (a) 5%, when the Total Leverage Ratio Covenant is greater than 4.50x, and
                             (b) the greater of 5% and the increase in the consumer price


Black Entertainment Television, Inc.                                Confidential
                             or similar index over the previous year, when the Total Leverage Ratio Covenant is 4.50x or less), provided, however, that all such Incentive/Service Compensation shall be subordinated to the Facilities in a manner in all respects reasonably satisfactory to the Administrative Agent, and (ii) notwithstanding clause (i) of this item 7, the Borrower may pay any Incentive/Service Compensation which shall have accrued in accordance with such clause (i), provided and to the extent that, immediately before and after giving effect to each such payment, no payment default, payment Event of Default, or Event of Default in respect of any Financial Covenant shall or would exist.

                         8. By December 31, 2001, the Borrower shall have entered into transponder agreements which provide for transmission of BET Cable Network's programming through July 31, 2008.

                         9. The Borrower shall maintain hedging arrangements under terms and conditions mutually satisfactory to the Agent and the Borrower.

Financial Covenants:     The following financial covenants shall apply to both
                         the Borrower and the Guarantors:

                         1. The Total Leverage Ratio shall not exceed:


                                      Period            Total Leverage Ratio
                                Closing - 07/30/98             6.75x
                               07/31/98 - 01/30/99             6.50x
                               01/31/99 - 07/30/99             5.75x
                               07/31/99 - 01/30/00             5.25x
                               01/31/00 - 07/30/00             4.50x
                               07/31/00 - 07/30/01             4.00x
                              07/31/01 - thereafter            3.50x

                         2. The ratio of EBITDA to interest expense shall not be
                            less than 2.50 to 1.00.

                         3. The ratio of EBITDA to pro forma debt service (the
                            sum of all scheduled principal payments, interest payments, and capitalized lease payments to be made during the next four fiscal quarters) shall not be less than 1.25 to 1.0.

                         4. The ratio of EBITDA to fixed charges shall not be
                            less than 1.10 to 1.00. Fixed charges will include cash taxes, interest, scheduled principal amortization, capital expenditures for any Media Subsidiary, programming payments in excess of amortization of rights, all cash launch support payments, all cash payments of Incentive/Service Compensation, in each case of BET Holdings and its subsidiaries on a consolidated


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                                                                          Page 9

                            basis and operating losses associated with Media Subsidiaries that are Non-Cash Flow Subsidiaries of BET.

Events of Default:          Usual and customary for credit facilities of this
                            size, type and purpose, including, without limitation: cross-default, non-payment, misrepresentation in a material respect, breach of covenant, bankruptcy, ERISA, judgments and change of control. Change of control shall mean any of (i) any person or group (as such terms are defined in the Securities Exchange Act of 1934), other than Robert
                            L. Johnson, his heirs and/or his controlled affiliates (the "Johnson Group"), Liberty, or Tele-
                            Communications, Inc., shall become the beneficial owner, directly or indirectly, of 25% or more on a fully diluted basis, of the voting or economic interests of BET Holdings, (ii) the Johnson Group and Liberty do not each own at least 25.1% on a fully diluted basis, of the voting interests of BET
                            Holdings, (iii) the Johnson Group and Liberty do not each own at least 20.0% on a fully diluted basis, of the economic interests of BET Holdings, (iv) a majority of the members of the board of directors of BET Holdings are not appointed by the Johnson Group or Liberty, or (v) BET Holdings ceases to own 100% of the Borrower.

Cost and Yield
Protection:                 Standard provisions, including, without limitation,
                            those for illegality, inability to determine rate, indemnification for break funding, and increased costs or reduced return including those arising from reserve requirements, taxes and capital adequacy.

Required Lenders:           51%.

Voting Rights:              Increases in commitments, decreases in amount of
                            payment, extensions in time of payment, extension of the maturity of the Facilities, release of any guaranties, release of Security, changes in the sharing provisions among Lenders, changes in the several nature of the obligations of the Lenders, and changes in the percentage of the Facilities' commitments necessary to act will require the approval of all of the Lenders. In all other cases, the Required Lenders will have the authority to approve amendments and waivers.

Assignments and
Participations:             Each Lender may make assignments in all or any part
                            of its loans and commitments under the Facilities with the consent of the Borrower (such consent not to be unreasonably withheld or required if a default or Event of Default shall exist), provided that assignments shall be in a minimum amount equal to $10 million and subject to payment of a $3,500 assignment fee to the Agent. Assignments by a Lender to a Federal Reserve Bank, any other Lender, or affiliates of any Lender, and participations, shall not require the consent of the Borrower.



Black Entertainment Television, Inc.                                Confidential

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Syndication:                The Borrower and the Guarantors will provide
                            sufficient information (including pro forma financial projections in a form acceptable to the Agent) for the preparation of an information package describing the Borrower, the Guarantors and the Facilities. Such package will be distributed on a confidential basis to selected financial institutions. In addition, the management of the Borrower and the Guarantors will, at the request of the Agent, hold themselves and their advisors available for a bank meeting and at all times to answer questions during the syndication process.

Expenses and
Indemnification:            The Borrower will pay the Arranger and the Agent's
                            reasonable legal and other reasonable out-of-pocket expenses incurred in connection with the negotiation, preparation, syndication and execution of the legal documentation of the Facilities regardless of whether the transaction is consummated. Documentation shall contain reasonable expense and indemnification provisions for the benefit of the Arranger, the Agent and the Lenders customary for transactions of this type.

Confidentiality:            This document is intended for your confidential use
                            only and should not be disclosed by you or any of your representatives, without BNY's prior consent, to any person other than your accountants, attorneys and other advisors, and then only in connection with the transactions contemplated hereby and only on a confidential basis.

Governing Law:              The State of New York.

Waiver of Jury Trial
and Consent to
New York Jurisdiction:      Required.




Black Entertainment Television, Inc.                                Confidential